EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Nine Months Ended September 29, 2012
Fixed charges:
Interest expense*	$116
Estimated interest portion of rents	8
Total fixed charges	$124

Income:
Income from continuing operations before income taxes	$641
Fixed charges	124
Dividends received from TFC	345
Capital contributions paid to TFC under Support Agreement	(240)
Eliminate pretax income of Finance group	(62)
Adjusted income	$808

Ratio of income to fixed charges	6.52

*                 Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.